Exhibit 99.1

Hello,

My name is Maya Shah and I am the Director of valuations here at Masterworks.

I am pleased to announce our latest offering, a work from multidisciplinary artist, Rashid Johnson. In 2021, Johnson’s auction turnover was nearly $12 million, ranking him 169th among all artists. In addition, Johnson ranked ninth among all artists born after 1975.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 40 examples of Johnson’s work from around the world, many of which are priced in excess of $1 million. Of these examples, this is the first we have selected to be offered on the Masterworks platform.

The latest offering belongs to the artist’s “Escape Collage” series. Executed in 2019, the large-scale work is a layered composition of tropical landscapes and African masks collaged over ceramic tiles, broken mirrors and burnt wood panels. The work is marked with accents of oil stick, spray paint, black soap and wax.

Similar examples from the “Escape Collage” series are included in prominent collections, including the Dallas Museum of Art, the Kemper Museum in Kansas City, Missouri and the Sifang Art Museum in Jiangsu, China, among others.

As of November 2022, works similar to the Offering have sold in excess of $1 million at auction. These include an “Untitled Escape Collage,” created in 2019, which sold for $1.1 million dollars at Sotheby’s, New York in May of 2019. This work is currently the top auction record for an “Escape Collage” and is Johnson’s fourth auction record overall. Another “Untitled Escape Collage” from 2016, which is smaller than the Painting, sold for just over $800,000 at Phillips, New York in May of 2022.

From 2013 to 2021, auction prices for Rashid Johnson’s paintings have increased at an annualized appreciation rate of 26.5%.